FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

May 7th, 2004

Commission File Number: 000-28011

Terra Networks, S.A.

(Translation of registrant’s name into English)

Paseo de la Castellana, 92

28.046 Madrid

Spain

(34) 91-452-3900

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Terra Networks, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1	Quarterly Earnings Press Release dated 7th of May, 2004	1 to

07/05/04

The Company improved EBITDA by 16 million euros and posts net income of 0.7 million euros in the first quarter

TERRA LYCOS IMPROVES REVENUES BY 17% IN THE FIRST THREE MONTHS OF 2004 AND MAINTAINS POSITIVE EBITDA

Key highlights of the January-March 2004 performance compared to same period last year:

•	Terra Lycos’ revenues were 134 million euros, an increase of 17% over the previous year. In constant euros (excluding the exchange-rate impact) revenues increased 22% to 140 million euros.

•	EBITDA in current euros was 0.7 million euros, an improvement of 16 million euros. The EBITDA margin improved 14 basis points.

•	Net income in current euros improved by 15 million euros or 27%, to -40 million euros.

•	Terra Lycos exited the quarter with 5.3 million paid access, communication and portal services subscribers, an increase of 62% over the same period the previous year.

•	In March 2004 the Company had a total of 726,000 broadband customers, an increase of 73% over March 2003. Subscribers to communications and portal services grew 95%, approaching 3.5 million.

Madrid, 7 May 2004.—Terra Lycos (MC: TRR; NASDAQ: TRLY), the global Internet Group, today released its financial results for the first three months of 2004 and comparisons with the same period of 2003.

Revenues

Terra Lycos attained revenues of 134 million euros in the first three months of 2004, a growth of 17% over the same period of 2003. In constant euros, that is excluding the foreign exchange rate effect, revenues were 140 million, an improvement of 22%.

In these three months, the access business accounted for 42% of Terra Lycos revenues; advertising and e-commerce accounted for 25%; value-added communication, portal and content services accounted for 22%; and 10% of revenues came from corporate & SME services and other revenues.

The alliance with Telefónica, which was signed in February 2003 and went into effect on 1 January 2003, contributed 27 million euros during the first three months of the year, a 41 % increase over the same period of 2003. This alliance, signed in replacement of the agreement with Bertelsmann, guarantees profitability and stability for Terra Lycos’ business model in the medium and longer terms (minimum 6 years and the possibility of automatic annual renewals vs. the remaining 3 years of the previous contract). It generates a minimum of 78.5 million euros in value for each of the six years of the alliance’s duration.

Operating expenses

Terra Lycos’s maintains its efficient management of operations, backed by a steady improvement in processes and optimisation of resources, and continues focusing on the reduction of operating expenses. Excluding goods purchased, the total of the other operating expenses amounted to € 92 million or an improvement of 5% over the same period the previous year.

EBITDA

The improvement in the gross profit, as well as better control of other operating expenses is reflected in an increase in operating results or EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) which remains positive as of the last quarter of 2003. In summary, first quarter 2004 EBITDA rose 664 thousand euros which amounts to an increase of 16 million euros or 14 basis points over the same period of the previous year.

Net income

Efficient management of operations led to an improvement of net income during the quarter of 15 million euros or 27% to –40 million euros.

Cash

The Company closed March 2004 with 1,606 million euros in cash, which means it still has one of the strongest cash positions in the sector. This strong cash position leaves Terra Lycos in a comfortable position to fund its operations and explore new business opportunities with the aim of achieving profitable growth.

Operating Results

Terra Lycos ended March 2004 with a total of 5.3 million paid access, communication and portal services customers, an increase of 62% compared to March 2003.

The portfolio of broadband customers performed well, ending the quarter with a total of 726,000 customers, an increase of 73% from the previous year . Terra has a market share of approximately 50% in Brazil, where growth in broadband customers was 71%. In the same period, Spain grew 51% and Chile grew by over 162%.

Subscribers to communications and portal services grew 95%, approaching 3.5 million. This was due to both the success of the products and services launched by the Company in the various countries where it operates as well as the alliance with Telefónica, which provided 2.4 million customers.

Kim Faura, executive chairman of Terra Lycos, said the results “clearly show that we are on the right path, very focused on our clients and on profitable business segments”. He added that “ during this year we will continue working towards obtaining customer satisfaction by placing the client at the center of all our decisions and strengthening the Company as the leading portal in our core markets”.

Telephone numbers:

Public Relations
Miguel Angel Garzón	Ana Sánchez (U.S.)
+34-91-452-3921	+1-781-795-3281
miguel.garzon@corp.terra.com	ana.sanchez@corp.terralycos.com

Investor Relations
Miguel von Bernard
+34-91-452-3922
relaciones.inversores@corp.terralycos.com

About Terra Lycos

Terra Lycos is a global internet group and is the largest access provider in Spain and Latin America. Terra Lycos includes Terra’s portals in Spain, Latin America and the Hispanic Market of the US and Lycos, which has presence in the United States, Europe and Asia.

Terra Lycos network of sites includes, Angelfire.com, Atrea.com, Azeler.es, Educaterra.com, Gamesville.com, HotBot.com, Ifigenia.com, Invertia.com, Maptel.com,

Matchmaker.com, Quote.com, RagingBull.com, Rumbo.com, Tripod.com, Uno-e.com and Wired News (Wired.com), among others.

Terra Lycos, with headquarters in Barcelona and several operating centers, is listed on the Madrid stock exchange (ticker: TRR) and on the NASDAQ electronic market (ticker: TRLY).

About Telefónica

Terra Lycos is part of the Telefonica Group, one of the world’s leading telecommunications companies. Telefónica is the leading operator in the Spanish and Portuguese speaking markets and the sixth biggest operator in the world in terms of market capitalisation. Its activities are centered mainly on the fixed and mobile telephony businesses with broadband as the key tool for the development of both of these.

The company has a significant presence in 16 countries and has operations in approximately 40. Telefonica has a strong presence in Latin America, where the company operates in eight countries and where it concentrates its growth strategy. Its costumer base exceeds 100 million clients.

Telefónica is a 100% public company, with almost 1.7 million direct shareholders. Its share capital currently comprises 4,955,891,361 ordinary shares traded on the Spanish Stock Market (Madrid, Barcelona, Bilbao and Valencia) and on those in London, Paris, Frankfurt, Tokyo, New York, Lima, Buenos Aires, São Paulo and the SEAQ International Exchange in London.

Annex I

TERRA LYCOS

Consolidated Statement of Operations

(In thousand of euros – Spanish GAAP)

Unaudited

	Three Months Mar-31
	2004	2003 (1)
Revenues:
Access	56,959	50,566
Advertising and e-commerce	34,214	20,285
Communication, portal and content services	29,135	31,452
Corporate & SMEs Services and Other	13,928	12,523
Total revenues	134,236	114,827

Goods purchased	(63,881)	(57,857)
Gross profit	70,355	56,970

Personnel expenses	(27,187)	(31,831)
Professional services	(5,048)	(5,118)
Depreciation and amortization	(21,848)	(19,461)
Marketing and Commissions	(15,204)	(15,592)
Maintenance, supplies and leases	(7,726)	(12,176)
Other expenses	(14,526)	(11,814)
Total other operating expenses	(91,539)	(95,992)

Operating loss	(21,184)	(39,022)

Financial income (expense)	11,988	12,270
Amortization of goodwill	(19,675)	(20,129)
Equity share in affiliate losses, net	(4,609)	(11,187)
Extraordinary income (expense) and other	(19,607)	2,518

Income (loss) before taxes	(53,087)	(55,550)

Corporate income tax	10,573	(164)
Minority interest	2,121	26

Net Loss (Spanish GAAP)	(40,393)	(55,688)

Shares excluding Stock Options Plan (‘000)	561,012	559,848

(1)	Revenue by business line and some operating expenses show slight variations from previously reported figures due to reclassifications

Annex II

TERRA LYCOS

Notes to P&L

EBITDA Reconciliation—Current Euros

In thousand of euros—Unaudited

	Mar-31
	2004	2003	Δ%
Operating loss	(21,184)	(39,022)	46%
Depreciation and amortization	21,848	19,461	-12%
Lease expense on fixed assets (1)	0	4,359	100%
EBITDA (2)	664	(15,202)	104%
EBITDA Margin	0.5%	-13%	14p.p.

(1)	In all prior periods reported and for EBITDA guidance calculation purposes, expenses related to equipment leases recorded in Lycos are deemed to be depreciation costs.

(2)	See EBITDA description in the Other Information section

OPERATING DATA

(in thousands)

	Mar-31
	2004	2003	Δ%
Total Paid Subscribers (1)	5,273	3,260	62%

Access:
Narrowband	1,020	1,031	-1%
Broadband	726	419	73%
Total	1,746	1,450	20%

OBP (CSP/Portal):	3,528	1,810	95%

Broadband Access Subscribers:
Spain	184	122	50%
Latam	542	297	83%
Total	726	419	73%

(1)	Based on number of services delivered. Some subscribers may be contracting access and OBP product/services at the same time.

Annex III

TERRA LYCOS

Other Information

Revenues

Access: subscriptions, traffic-inducement fees and call center revenues from residential clients.

Advertising and e-commerce: advertising, slotting fees and transaction commissions.

Communication, Portal and Content Services: value-added service fees related to communication, portal and content services and software package licenses paid to us by the final user or the companies through which we distribute them to the final user.

Corporate Services & SMEs and Other: primarily services to corporations and SMEs both access and media related. It excludes fees paid to us by the companies that distribute our value-added services, which are included under the communication, portal and content services line.

Goods Purchased

Include telecommunication expenses, technical help desk expenses, purchase of customer connection kits and modems, cost of e-commerce products sold, ad-serving costs, purchase content, operating outsourcing and any other purchase.

Personnel Expenses

Include salaries, associated expenses and other employee benefits, regardless of the job classification of the employee.

Professional Services

Include, among others, consulting, legal advisors’, auditors’ fees.

Depreciation and Amortization Expenses

Include depreciation charges relating to tangible assets and amortization charges relating to intangible assets (not including goodwill), intangible rights and start-up costs.

Marketing and Commissions

Include expenses related to advertising and marketing.

Maintenance, Supplies and Leases

Include rental expenses, equipment leases, repairs and maintenance expenses, as well as expenses related to internal communications and other office expenses.

Other Expenses

These expenses include bad debt, tax (other than income tax), travel expenses, insurance policies and other expenses.

EBITDA

EBITDA is defined as operating income (loss) before depreciation on fixed assets, lease expense on fixed assets and amortization on intangible assets.

Other below the line items that are not included in EBITDA represent costs that are either not directly related to our core business or are non-recurring in nature including our share of gains and losses on equity method investments, goodwill amortization and other one time charges we believe to be outside the normal course of business and which may change from period to period, as well as income taxes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Networks, S.A.

Date: 7th of May 2004	By:	/s/ Elías Rodríguez-Viña Cancio

		Name:	Elías Rodríguez-Viña Cancio
		Title:	Chief Financial Officer Terra Networks, S.A.